Rockwell to ramp up production profile with finalization of Tirisano acquisition

October 11, 2011 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the completion of the Tirisano Mine project acquisition. The effective date of the transaction is September 1, 2011 on a going concern basis, although the operation has been on a care and maintenance arrangement for two years.

“We are delighted that this transaction has now been completed as Tirisano is of strategic importance to Rockwell’s long term growth objectives. The quality and price per carat of the stones recovered at Tirisano during the commissioning and recovery testing phase are encouraging as these exceeded what was achieved by the mine's previous operators,’ commented James Campbell, CEO, Rockwell. “We are confident that the mine will make a meaningful contribution to our objective of sustainably ramping up Rockwell’s production profile. We also anticipate that over the long term, the mine will enhance the Company’s cash flows and plan to apply these to create the maximum long term returns for shareholders.”

On September 9, 2010 Rockwell Resources RSA (Pty) Limited signed a Sale of Shares and Claims Agreement with Etruscan Diamonds Bermuda Limited, Etruscan Diamonds Limited and Etruscan Resources Inc. whereby the Company agreed to acquire Etruscan’s Blue Gum Diamond operation in the Ventersdorp region of South Africa.

The acquisition was for 100% of the equity in Etruscan Diamonds (Pty) Limited (an exploration company) and 74% in Blue Gum Diamonds (Pty) Limited (“the acquired companies”). The balance of the equity in Blue Gum Diamonds (Pty) Limited is owned by the Company’s BEE partner, the local Mogopa community, in accordance with the South African Mining Charter. Blue Gum Diamonds Pty Limited owns the Tirisano mining right and the operation has been on care and maintenance since June 2008.

Final Acceptance and Release documents were signed on October 7, 2011 pursuant to all the conditions precedent being met (including the mineral property transfer approval and the IDC’s commitment to consolidate the Company’s debt finance with deferred payment terms).

A third condition to the transaction has been the commitment of the local Mogopa community to its continued partnership with the Company through its support and involvement. This is a key business requirement in order to resume and build a sustainable mining operation at Tirisano.

The purchase consideration of ZAR33.5 million ($4.65 million) is funded by:

  Internal funding - care and maintenance advances / net debt and working capital movements amounting to ZAR14.5 million ($2.01 million); and
  Equity funding - the issue of 2.6 million Rockwell Diamonds Inc (RDI) ordinary shares to settle the balance of ZAR19.0 million ($2.64 million). The effective share price was established in September 2010, determining the number of shares to be issued.

The Company has established a mining fleet, processing plant and final recovery capacity on site over the past eighteen months in order to progress to commercial production. The mine has a current production capacity of 90 000 m3 per month. Plant modifications were completed in-house, using unutilized existing plant and machinery which was redeployed from Rockwell’s Wouterspan and other Northern Cape mines. In particular, the Company addressed the issues with the front end and recovery which were revealed during the plant review in June 2011. The fully containerized Holpan recovery plant has been relocated to Tirisano and a barrel screen from Wouterspan has been installed which doubled the front end capacity as an interim solution. This two-stream production volume plant is expected to benefit the Company by smoothing its production profile and production ramp-up has started.

During the next six months, the focus at Tirisano will be on optimising the mining and plant efficiencies including the development of long term solutions for the front end. Work will also continue on the concept designs to increase the plant’s capacity.

Rockwell continues to mine as per its medium term plan and will continue to work with SRK Consulting Africa to develop the geotechnical parameters that are being used by open pit mining consultancy, Tacmin Madini to finalise the optimised mine design and extraction plan.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell has completed the acquisition of the Tirisano property with effect from September 1, 2011.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production. In particular there can be no assurance that refinancing funds will be available to Rockwell on acceptable terms or any terms at all. For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.